Exhibit 10.34

Secured Promissory Note held by the Registrant for Paul Engle dated September 25, 2000.

PROMISSORY NOTE

$150,000.00

September 25, 2000

For value received, the undersigned promises to pay to Avanex Corporation, a Delaware corporation, (the "Company") , at its principal office, the principal sum of $150,000.00 together with interest on the unpaid principal hereof from the date hereof at the rate of Six and One Half Percent (6.50%) per annum compounded semi-annually.

Said principal and interest shall be due on September 24, 2001.

Principal and interest payable in lawful money of the United States of America.

THE PRIVILEGE IS RESERVED TO PREPAY ANY PORTION OF THE NOTE AT ANY TIME.

Should suit be commenced to collect this Note or any portion thereof, such sum as the Court may deem reasonable shall be added hereto as attorneys' fees. The maker waives presentment for payment, protest, notice of protest, and notice of non- payment of this Note.

The holder of this Note shall have full recourse against the maker.

In the event the undersigned shall cease to be an employee, director or consultant of the Company for any reason, this Note shall, at the option of the Company, be accelerated, and the whole unpaid balance on this Note of principal and accrued interest shall be immediately due and payable.

/s/ Paul Engle

Paul R. Engle

September 25, 2000